Techprecision Corporation
Bella Drive
Westminster, MA 01473

July 5, 2007

Securities and Exchange Commission
Washington, DC 20549
Mail Stop 3561
Attention:  John Reynolds, Esq. Assistant Director

Re: Techprecision Corporation. Form SB-2; File No. 333-133509

Ladies and Gentlemen:

Techprecision Corporation (the “Company”), is filing amendment No. 3 to the captioned registration statement on Form SB-2 in response to the questions raised by the staff of the Commission in its letter of comments dated January 19, 2007. Set forth below is the Company’s response to comments.

General

1.
We reissue prior comment one from our letter dated May 25, 2006. There are 10,009,000 shares of common stock of the registrant currently outstanding, and 7,600,000 shares or 75.9% of which are being offered in this registration statement for resale. Generally, we view resale transactions of this amount as, in essence, an offering by or on behalf of the issuer for purposes of Rule 415(a)(4) of Regulation C under the Securities Act, for these sales to occur “at the market,” the provisions of Rule 415(a)(4) must be satisfied. As your offering does not appear to meet these provisions, an “at the market” offering by these selling shareholders is not permissible. As a result, you should set a fixed price for the duration of the offering at which selling security holders will offer and sell the common stock in the proposed offering. Revise your registration statement, wherever appropriate, to provide that the selling shareholders will sell at a fixed price per share. Lastly, revise the cover page and the plan of distribution section to clearly state that the selling shareholders are underwriters.

Pursuant to the telephone discussion among our counsel, Asher S. Levitsky and Carol McGee, Esq. of the staff of the Commission, we have reduced the number of shares being sold to 2,000,000 shares, of which 100,000 shares are outstanding shares and 1,900,000 shares are issuable upon exercise of warrants. The shares will be sold at a fixed price of $1.25 per share until a market develops, which is reflected on the cover page of the prospectus and the “Plan of Distribution.” The cover page and the “Plan of Distribution” also state that the selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales.

2.
We note that Section 2.2 of the Registration Rights Agreement states that if the maximum number of shares issuable to the investor are not covered by the registration statement, the company will be required to promptly file a separate registration statement (utilizing Rule 462 if applicable) to register the additional shares. Please clarify your plans to comply with this provision. In addition, please explain any plans to utilize Rule 462. We will have further comment.

Securities and Exchange Commission
July 5, 2007

The Company has been advised that it is the position of the staff of the Commission that a new registration statement covering the shares of common stock issuable upon conversion of the series A preferred stock and the exercise of the warrants that were issued in the February 2006 private placement but were not included in this registration statement will not be declared effective until the later of (i) six months from the effective date of this registration statement or (ii) two months after substantially all of the shares covered in this registration statement is declared effective. The Company intends to comply with the staff’s position in filing follow-up registration statements.

3.
In addition, please explain why your response letter dated December 12, 2006 states that 14,820,000 shares are being sold pursuant to this registration statement while the disclosure in the prospectus states 7,600,000 shares are being registered, and that the number of shares of common stock issuable upon conversion of the series A preferred stock has been reduces to 3,600,000 shares while the registration statement states 3,000,000 shares. Please reconcile inconsistencies.

As stated in the response to comment 1, the number of shares has been reduced to 2,000,000. No shares are being registered for issuance upon conversion of the Series A Preferred Stock and the number of shares issuable upon exercise of the warrants has been reduced to 1,900,000 shares.

4.	We reissue prior comment number two from our letter dated October 11, 2006. Please file on EDGAR a marked copy with each amendment.

The Company has filed a marked copy of the registration statement on Edgar, with the markings prepared by filing service. Since this amendment contains the audited financial statements for the year ended March 31, 2007 instead of the prior fiscal year and the interim statements, the financial statements have not been marked to show changes.

Inside Front and Outside Back Cover Page

5.	We reissue prior comment five from our letter dated October 11, 2006. Please include the dealer prospectus deliver obligation as required by Item 502(b) of Regulation S-B.

Since the offering has been restructured so that it meets the staff’s guidelines for a Rule 415 offering by selling stockholders as a secondary offering, the dealer language referred to in Item 502(b) of Regulation S-B is not required. In addition, Rule 174(b) expressly provides that the dealer delivery requirements do not apply if the Company is subject to the reporting requirements under the Securities Exchange Act of 1934, and the Company is subject to these reporting requirements.

Prospectus Summary, page 3

6.	Name the control person(s) of Capital Markets Advisory Group LLC.

The Company has included language under the Prospectus Summary to state that the control person for Capital Markets is Steven Hicks.

Securities and Exchange Commission
July 5, 2007

7.
When discussing the use of proceeds, clarify the cashless exercise rights and how this would impact the funds available to the company. In addition, clarify that there is no guarantee the company will receive any funds, as there is no guarantee the warrants will be exercised.

The use of proceeds disclosure in the Prospectus Summary states that the gross proceeds from the exercise of the warrants for which the underlying shares are registered is approximately $828,000, which represents an exercise price of $.43605 with respect to warrants to purchase 1,900,000 shares of common stock. The cashless exercise provisions of the warrant do not apply to these shares because these shares are registered. The warrant provides that after six months from issuance, the cashless exercise rights may be exercised if the underlying shares are not subject to an effective registration statement. On the effective date, those underlying shares are registered under the Securities Act of 1933, and thus the cashless exercise provisions do not apply. Further, language has been included to state that there is no assurance that any of the warrants will be exercised.

Risk Factors, page 13

8.	Please revise risk factor six to discuss in greater detail the potential risk to your business as a result of the bankruptcy of your predecessor.

The Company has eliminated the risk relating to the bankruptcy of its predecessor. For the year ended March 31, 2007, the Company reported net income of $290,000 on sales of $19.1 million, a significant improvement over a net loss of $428,000 on sales of $20.3 million for the year ended March 31, 2006. Further, the Company has been successful in generating business from new companies that had no relationship with the predecessor and has expanded its business with a number of customers of the predecessor. The Company believes that its future business and the attendant risks are those that relate to its own business and not to problems that affected its predecessor in the past.

9.	We note the removal of risk factor six, discussing the competitive bidding process. Please add back the risk factor.

The Company has added the risk factor discussing the competitive bidding process.

10.
We reissue prior comment 12 from our letter dated October 11, 2006. Add a separate risk factor discussing past delays or postponements to contracts and the potential risk of such delays, postponements or cancellations in the figure.

The Company has added a separate risk factor discussing past delays and postponements and changes to the specifications. For the information of the staff, the factors which affected the Company during prior quarters of the current fiscal year did not affect the results of its operations for the year ended March 31, 2007 since all the revenue that was anticipated in prior quarters had been generated during the fiscal year.

Securities and Exchange Commission
July 5, 2007

11.
We note the removal of risk factor ten relating to the risk associated with a potential default of an affiliate under a mortgage relating to the property leased by the company. Please add back the risk factor or explain why such disclosure is not material.

The risk factor relating to the potential default was included in the prior filings because the mortgage was a short-term mortgage, with an maturity date approximately six months after the borrowing, if there were a default in the mortgage the Company’s rent would increase, and, under FIN 46, any expenses incurred by the affiliated would be treated as our expenses. This short-term mortgage has been refinanced to a more customary long-term mortgage and as long as the Company performs its obligations under the lease, it will be entitled to remain in possession. As a result, the Company does not believe that the potential default by the affiliate is a risk.

12.
We note the removal of risk factor 11 relating to continued growth through acquisitions. because the company’s plan for the near term is to grow through internal growth. Please explain the continued inclusion of risk factor 12 (now risk factor 10), which also relates to acquisitions.

Since the Company does not believe that its continued growth is dependent upon acquisitions, the Company does not believe that the failure to make an acquisition would materially affect its business. The Company believes that it can continue to grow internally. However, since it is possible that the Company may make an acquisition, the risks attendant with making an acquisition remain a risk. Accordingly, we have included this risk factor.

13.
We note your response to prior comment 15 from our letter dated October 11, 2006. However, please revise the subheading and, again, revise the second sentence of the risk factor in order to clarify that you have already failed to meet a deadline and are already required to issue 2,540 shares of series A preferred stock for each day that you fail to meet the scheduled registration date or keep the registration effective up to a maximum of 1,400,000 shares. Also, provide more detailed liquidated damages information in the selling shareholders and MD&A sections. In addition, clarify elsewhere how the reduction in the liquidated damages was determined. Clarify whether registration was requested for the entire amount, which would appear to result in the full amount of liquidated damages, rather than only a portion of the liquidated damages.

The Company has amended its agreement with Barron Partners to set a specific number of shares issuable as a result of the failure of the registration statement to have been declared effective by August 23, 2006. The value of the 33,212 shares has been reflected in the financial statements. Additional shares are due if the registration statement is not declared effective by October 15, 2007. The Company believes that this deadline will be met and has included any additional reserve for that purpose.

Selling Stockholders, page 16

14.	Mr. Schloth and CFO Managed Fund are not included in the list of broker-dealers or affiliates of broker-dealers. Please revise.

Language has been included in note 4 to the table of selling stockholders stating that Mr. Schloth and CFO Managed Funds may be deemed affiliates of broker-dealers.

Securities and Exchange Commission
July 5, 2007

Management’s Discussion and Analysis, page 23
Overview, page 23

15.
On the bottom of page 23 you state your gross margin increased from 10.5% to 16.1% during the six months ended September 30, 2006. Based on the amounts reported in the statement of operations it appears the gross margin percentages as of September 30, 2005 and 2006 were 13.9% and 21%, respectively. Please revise or advise.

The gross margin percentages for the years ended March 31, 2007 and 2006 were 18.6% and 13.0%, respectively.

16.	Explain the statement that “Ranor and its predecessor had traditionally performed services on relatively low margins since the customer demanded more services without an increase in cost.”

The language has been changed to reflect the fact that, during the time prior to Standard’s bankruptcy, largely because of problems affecting Standard at the management level, in order for the predecessor to generate business it has to agree to perform additional services without charge. These factors no longer affect the Company’s business.

17.	State the appraised value of the real estate; clarify when the appraisal was obtained, and state who provided the appraisal. Also, explain the nature of the limited guarantee provided by Mr. Levy.

The appraisal, made by Avery Associates, was obtained in the fall on 2005 and is based on an appraisal of the fair market value at October 31, 2005. The amount of the appraised value and the nature of Mr. Levy’s limited guarantee are also described in the MD&A under “Overview.”

18.	We reissue prior comment 29 from our letter dated October 11, 2006. Discuss the change in selling, administrative and other expenses for the years ended March 31, 2006 and 2005.

The discussion under the fiscal years ended March 31, 2007 and 2006 includes a detailed discussion about the factors that affected the changes in selling, administrative and other expenses for those years.

Business, page 36

19.
We reissue prior comment 34 from our letter dated October 11, 2006. Provide a more detailed discussion of your business, including the metal fabrication and machining operations. Also, provide a more detailed discussion of the engineering, research, and development services that you periodically provide. Discuss the bid process through which you obtain most of your business.

The introductory paragraphs under “Business” have been revised to discuss in greater detail the nature of the metal fabrication and machining operations and well as the nature of the engineering services which the Company provides. The Company believes that engineering services is a more accurate description of the services rendered by the Company than research and development since the services relate to a specific project and are a part of the budget and charges for, and cost of, the project.

Securities and Exchange Commission
July 5, 2007

20.
We partially reissue prior comment 35 from our letter dated October 11, 2006. Add clear disclosure when discussing your source of supply whether any of the suppliers is a material supplier. Regardless of the lack of long-term contacts a supplier may be considered a material supplier. If you feel these are not material suppliers, provide a detailed analysis as to why you believe these are not material suppliers. We may have further comment.

The Company does not believe that it is dependent upon any supplier for the following reasons:

•	The Company has no agreements with any suppliers.

•	The Company believes that alternative suppliers are available and, in placing orders, generally obtains proposals from more than one supplier.

•	The customer often provides the raw materials.

•	The suppliers change from quarter to quarter, based on the requirements of the Company’s customers.

•
There is no supplier which, if the supplier did not provide material to the Company, would materially adversely affect its ability to continue its business and perform its obligations under its contracts.

The Company does have one supplier that accounted for 10% or more of its purchases during the year ended March 31, 2007 - Scott Forge. This supplier has been identified, although the Company does not believe that Scott Forge is a material supplier since its products can be readily obtained on reasonable terms from other companies. The Company does not have any contract with Scott Forge. It places customary purchase orders as and when forging services are needed.

21.
We reissue prior comment 40 from our letter dated October 11, 2006. Name your material customers, i.e. those that accounted for 10% or more of revenues for the last fiscal year or the interim period. Disclose the material terms of these contacts and as exhibits. Disclose the amount and percent of revenues for each period attributable to each material customer. In addition, as requested in prior comment 36 from our letter dated October 11, 2006, please disclose the material terms of all material contracts and file as exhibits. Contracts with material customers would appear to be material contracts.

The table and the discussion following the table under “Business - Principal Customers” has been revised to name the customers and describe the projects and the terms of the contracts with those customers who were 10% customers during the year ended March 31, 2007 and 2006. In accordance with our telephone discussion with the staff of the Commission, we are filing as exhibits purchase orders from the three customers that were 10% customers during the year ended March 31, 2007. Since the Company may have 40 to 50 separate purchase orders from a client, as discussed with the staff of the Commission, we are enclosing typical purchase orders. We are requesting confidential treatment with respect to portions of two of these purchase orders.

Securities and Exchange Commission
July 5, 2007

22.
Please explain in greater detail the nature of the environmental issue discovered on-site. Explain the stained soils in the chip bin area. Clarify whether all of the remedial action has been taken or whether additional remediation is required. Lastly, state any remediation costs in the interim financial period.

The disclosure under “Business - Environmental Compliance” has been expanded to include more detailed information concerning the nature of the remedial work that was performed and the costs incurred. The Company believes that it is in compliance with all applicable federal and state environmental laws and regulations and that it has implemented a program internally which it believes will enable it to remain in compliance with all applicable environmental requirements. However, in June 2007, the EPA filed a complaint against the Company. The nature of the complaint and the maximum penalties sought are disclosed under “Business - Environmental Complaince.”

23. Disclose the time period during which you can bring a claim against the escrow reserve.

The Company has entered into a settlement agreement with Ranor’s former preferred stockholders pursuant to which, in February 2007, the Company received $500,000 from the escrow fund in settlement of any claims which the Company had against the former Ranor stockholders. This settlement is disclosed.

24.  Please file the refinanced WM Realty mortgage and disclose the material terms.

The material terms of the refinanced mortgage are discussed in the MD&A under “Liquidity and Capital Resources” and under “Certain Relationships and Related Transactions.” The WM Realty mortgage security agreement and fixture filing and its mortgage note are filed as exhibits.

25.	We reissue prior comment 42 from our letter dated October 11, 2006. Please discuss in greater detail the governmental regulation that applies to your business.

The Company believes that the description of government regulations under “Business - Environmental Compliance” and “Business - Government Regulations” reflects the material government regulations that affect its business. Because the Company is not a prime contractor, it is not subject to the Defense Department Procurement Regulations. However, since the prime contractors are subject to those and related regulations, we have included disclosure to the effect that we may be affected if the prime contractor is affected by provisions such as termination for convenience and inspection.

26.
We reissue prior comment 43 from our letter dated October 11, 2006. Estimate the amount spent during each of the last two fiscal years on research and development activities and, if applicable, the extent to which the cost of such activities are borne directly by customers. See Item 101 (b)(10) of Regulation S-B. We note the disclosure in the summary that you provide research and development services which are then charged to customers.

Securities and Exchange Commission
July 5, 2007

The Company does not believe that the services which it performs come within the meaning of research and development. Rather, as disclosed in the introductory paragraph under Business, the Company performs its services pursuant to “build to print” contracts. The customers provide the Company with design drawings, tolerances and specifications for the projects. The Company may perform a constructability review of the customer’s design drawings before it commences manufacturing operations to determine whether the customer’s drawings can be constructed or machined. Periodically, a customer’s drawings can not be turned into a desired product. In these cases, the Company will work with the customer to help produce the necessary drawings that will allow a product to be constructed as the customer had originally envisioned. These engineering services are included in the contract and are billed to and paid for by the customer. The Company does not believe that these services constitute research and development.

Financial Statements
Statement of Cash Flows, page 6

27.
We have read your supplemental response to our prior comment 59 citing footnote 1 to item 7 of SFAS 95. This footnote states the funds must be available for withdraw “at any time without prior notice.” Since you must go through a claim procedure to withdraw your funds whereby your request can be disputed and ultimately rejected, it does not appear you can withdraw funds at any time without prior notice. Please revise to exclude restricted cash from the cash and cash equivalents total in the statement of cash flows.

The statements of cash flows have been revised to exclude restricted cash from the cash and cash equivalents.

Notes to the annual financial statements, page F-8

28.
With respect to our previously issued comments, it appears you have made certain revisions to the notes to the interim financial statements and non-financial statement portion of the document. However, the notes to the annual financial statements have not been amended. Please revise the notes to the annual financial statements to address our previous comments 56, 57, 63 and any other items noted below.

The notes to the consolidated financial statements for the years ended March 31, 2007 and 2006 have been amended in response to the comments of the staff. In particular:

•	The statements of operation disclose on its face major components of general and administrative expenses, with appropriate footnote disclosure.

•	Note 2 has been revised to correct a typographical error in the number of shares issued. The correct number is 7,997,000 shares.

•
In Note 4 has been revised to include language that the advance billing and deposits includes down payments for acquisition of materials and progress payments on contracts. The Company’s agreements with its customers allow the Company to offset the progress payments against the costs incurred.

Securities and Exchange Commission
July 5, 2007

Note 1 - Significant Accounting Policies, page F-8
Revenue Recognition, page F-9

29.
We note your response to our prior comment 60 stating it is already disclosed that “the unit of delivery method requires the existence of a contract to provide the persuasive evidence of an arrangement and determinable seller’s price, delivery of the product and reasonable collection prospects.” However, your current disclosure does not articulate these points. Please revise to provide transparent disclosure addressing the four criteria outlined in SAB Topic 13.

The footnote disclosure under “Revenue Recognition and Costs Incurred” has been revised to state that the unit of delivery method requires the existence of a contract to provide the persuasive evidence of an arrangement and determinable sellers’ price, delivery of the product and reasonable collection prospects.

30.
We have read your response to our prior comment 61 which addressed revenue recognition with respect to component installations. Since your response to this comment addressed engineering services as opposed to component installations, please explain to us if you consider component installations to be a part of the overall engineering services you provide. On page 26 of MD&A. you state you derive revenues from the fabrication of components, the precise machining of the components including engineering services, and the installation of such components. It thus appears to us there are three different, revenue streams. Please tell us if revenues from component installations are significant and if so, revise your revenue recognition policy to address this revenue stream and also revise to separately state these revenues on the statement of operations.

The Company has only one stream of revenue. The fabrication, engineering services and installation are three aspects of the work we perform and not different revenue streams. Although certain contracts may require only engineering services, these contracts, in the aggregate, are not material in relation to sales.

Note 9 - Restricted Cash - Indemnification Obligations from Escrow, page F-17

31.
We note your response to our prior comment 65. However, you have not addressed our request for an explanation as to how you have addressed the guidance in SAB Topic 5Y and SOP 96-1. Please review the guidance included therein and revise your footnotes to include the required disclosures.

At March 31, 2007, the Company had no liability for environmental matters. All obligations relating to environmental matters had been fully expensed as of March 31, 2007. In June 2007, the Company was served with a complaint by the federal Environmental Protection Agency, which is disclosed in Note 18 as well as under “Business - Environmental Compliance.” The Company does not believe that any penalty which it may have to pay will be material.

The Company has made a claim against the escrow account established under the stock purchase agreement relating to the acquisition of Ranor, Inc. These claims alleged breaches of the representations and warranties, including those relating to environmental compliance. The claim was settled in February 2007, with the payment to the Company of $500,000, in full settlement of all claims.

Securities and Exchange Commission
July 5, 2007

The Company believes that its disclosure meets the requirements of Topic 5.Y and SOP 95-1.

The remediation entailed the construction of a shed to store scrap materials, soil remediation along with the development of hazardous spill containment plans and storm water run-off plans. The construction was completed at the estimated cost and the cost was paid from the funds left in escrow by the former stockholders.

Note 14- Capital Stock, page F-20

32.
We note your response to our prior comment 69 including your accounting analysis with respect to EITF 00-19. We did not note any discussion of EITF 05-4 as previously requested. With respect to your reference to section 5(e) of the warrant agreement, please note that as of March 31, 2006, and June 30, 2006, the warrant holder was still permitted to make a cashless exercise since the original issuance date of the warrants was February 24, 2006. As such, the instrument appears to meet the definition of a derivative in paragraph 6 of SFAS 133. Also, you state under the provision of section 5(e), the warrant holders will be given unregistered shares. Since the registration rights agreement requires the company to settle in registered shares, it does not appear the company would be permitted to issue unregistered shares. We reiterate our request for you to explain your accounting treatment with respect to EITF 05-4.

The terms of the warrants themselves do not require the issuance of registered shares. The registration rights agreement does not require that the warrants be settled in registered shares. Rather, the registration rights agreement requires the Company to register the shares, and, failing such registration, to pay liquidated damages. Liquidated damages under the registration rights agreement are payable in shares of series A preferred stock, and not in cash, and there is a ceiling on the number of shares of series A preferred stock can be issued. In fact, the warrants, which provide that there are cashless exercise rights, expressly contemplate the possibility that the warrants may be settled in unregistered shares. Section 5(e) of the warrant reads as follows: “The holder of this Warrant may not make a Cashless Exercise (i) during the six (6) months following the Original Issue Date and (ii) thereafter if the sale by the Holder of the Warrant Shares is covered by an effective registration statement.” EITF 05-4 applies only if there is a registration right penalty attached to the warrants. No liquidated damages right is attached to the warrants. Since the cashless exercise right only applies after August 24, 2007 if the Warrant Shares are not covered by a registration statement, the only consequence, under the terms of the warrant, for failing to register the Warrant Shares is that the holder has cashless exercise rights.

Part II
Recent Sale of Unregistered Securities

33.	Please disclose the amount of the consideration you received from Capital Markets for its 1,000,000 shares in February 2005.

Securities and Exchange Commission
July 5, 2007

Item 26 has been revised to state that Capital Markets paid $100 and Mr. Allen paid $2 for the shares they purchased in February 2005.

34.	Discuss the sophistication of the investors in each transaction.

The information under Item 26 has been expanded to describe the sophistication of the investors in the Company’s securities.

35.	Please describe the availability and access of information which you provide to the purchasers in each issuance which you have disclosed.

The information in Item 26 has been expanded to describe the availability of access of information to the purchasers.

36.	You have stated you are relying on Regulation D. Please state which exemption under Regulation D upon which you relied and the facts supporting the exemptions.

The information in Item 26 states that the shares were issued pursuant to Rule 506 and that the Company met the requirements for an offering to accredited investors pursuant to Rules 501 and 502.

37.	Revise the legality opinion to clarify the securities being registered and upon which counsel opines.

The legality opinion has been revised to reflect the securities being registered.

38.
Please revise the legality opinion to clarify that counsel is opining upon Delaware law including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting those laws.

The legality opinion has been revised in accordance with the comments of the staff.

Form 10-QSB for the quarter ended September 30, 2006

39.	Revise the Form 10-QSB to conform to the applicable changes to the Form SB-2.

The amended Form 10-QSB for the September 30, 2006 has been filed.

Form 10-KSB as of March 31, 2006 and Form 10-QSB as of June 30, 2006

40.
Revise the Forms 10-KSB and 10-QSB to conform to the applicable changes to the Form SB-2. Also, under the heading “Liquidity and Capital Resources” on page 19 of the Form 10-KSB, you state your cash position as of June 30, 2006, was $1,092,719. However, the balance sheet for such period reports a cash balance of $679,845. Please revise to provide consistent information in all documents.

Securities and Exchange Commission
July 5, 2007

The amended Form 10-KSB for March 31, 2006 and Form 10-QSB for June 30, 2006 requested by the staff have been filed.

The Company is seeking an effective date of July 24, 2007, and would appreciate any expedited treatment you could give to this filing.

Very truly yours, /s/ James G. Reindl James G. Reindl, CEO